UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-08097

Valaris plc

(Exact name of registrant as specified in its charter)

110 Cannon Street London, England EC4N6EU 44 (0) 20 7659 4660

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7.875% Senior Notes due 2040

Guarantees of 7.875% Senior Notes due 2024

7.20% Debentures due 2027

Guarantees of 7.20% Debentures due 2027

(Title of each class of securities covered by this Form)

Class A ordinary shares, U.S. $0.40 par value

4.70% Senior Notes due 2021

4.875% Senior Notes due 2024

4.50% Senior Notes due 2024

4.75% Senior Notes due 2024

8.00% Senior Notes due 2024

5.20% Senior Notes due 2025

7.375% Senior Notes due 2025

7.75% Senior Notes due 2026

5.4% Senior Notes due 2042

5.75% Senior Notes due 2044

5.85% Senior Notes due 2044

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

7.875% Senior Notes due 2040 and related Guarantees: 87

7.20% Debentures due 2027 and related Guarantees: 76

Pursuant to the requirements of the Securities Exchange Act of 1934, Valaris plc has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Valaris plc

February 2, 2021

	By:	/s/ Michael T. McGuinty
	Name:	Michael T. McGuinty
	Title:	Senior Vice President and General Counsel